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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2004

CELESTICA INC.
(Translation of registrant's name into English)

1150 Eglinton Avenue East
Toronto, Ontario
Canada, M3C 1H7
(416) 448-5800
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Celestica Inc.
Form 6-K
Month of April 2004

        The following information filed with this Form 6-K is not incorporated by reference in Celestica's registration statements on Forms S-8 (Nos. 333-9500, 333-9822, 333-9780, 333-71126, 333-66726, 333-63112, 333-88210 and 333-113591) or on Forms F-3 (Nos. 333-12272, 333-50240, 333-69278 and 333-113728), or the prospectuses included therein, or any registration statement subsequently filed by Celestica with the Securities and Exchange Commission, unless otherwise indicated:

  •
  Notice of Annual and Special Meeting of Shareholders and Management Information Circular and Proxy Statement, the text of which is attached hereto as Exhibit 99.1;

  •
  Multiple Voting Shares Proxy for use at the Annual and Special Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.2;

  •
  Subordinate Voting Shares Proxy for use at the Annual and Special Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.3;

  •
  Celestica's Annual Report for fiscal year 2003, the text of which is attached hereto as Exhibit 99.4; provided, that the text under the following captions is incorporated by reference into such registration statements: "Management's Discussion and Analysis," "Auditors' Report," "Consolidated Financial Statements" and "Notes to the Consolidated Financial Statements;"

  •
  Auditors' Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference, the text of which is attached hereto as Exhibit 99.5 and is incorporated into such registration statements; and

  •
  Consent of KPMG, LLP, Chartered Accountants, the text of which is attached hereto as Exhibit 99.6 and is incorporated by reference into such registration statements.

Exhibits
99.1	Notice of Annual and Special Meeting of Shareholders, dated March 25, 2004, and Management Information Circular and Proxy Statement
99.2	Multiple Voting Shares Proxy
99.3	Subordinate Voting Shares Proxy
99.4	Annual Report for fiscal year 2003
99.5	Auditors' Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference
99.6	Consent of KPMG LLP

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.
Date: April 7, 2004
	By:	/s/ ELIZABETH L. DELBIANCO Name: Elizabeth L. DelBianco Title: Chief Legal Officer

EXHIBIT INDEX

99.1	Notice of Annual and Special Meeting of Shareholders, dated March 25, 2004, and Management Information Circular and Proxy Statement
99.2	Multiple Voting Shares Proxy
99.3	Subordinate Voting Shares Proxy
99.4	Annual Report for fiscal year 2003
99.5	Auditors' Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference
99.6	Consent of KPMG LLP

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Celestica Inc. Form 6-K Month of April 2004
SIGNATURE
EXHIBIT INDEX